EXHIBIT 12

THE COCA-COLA COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In millions except ratios)

	Six Months Ended July 1,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
EARNINGS:
Income before income taxes and changes in accounting principles	$3,664	$6,222	$5,495	$5,499	$5,670	$3,399
Fixed charges	148	232	220	236	327	489
Adjustments:
Capitalized interest, net	(1)	(1)	(1)	(1)	(8)	(11)
Equity income or loss, net of dividends	(211)	(476)	(294)	(256)	(54)	380
Adjusted earnings	$3,600	$5,977	$5,420	$5,478	$5,935	$4,257

FIXED CHARGES:
Gross interest incurred	$130	$197	$179	$200	$297	$458
Interest portion of rent expense	18	35	41	36	30	31
Total fixed charges	$148	$232	$220	$236	$327	$489

Ratios of earnings to fixed charges	24.3	25.8	24.6	23.2	18.1	8.7

At July 1, 2005, our Company is contingently liable for guarantees of indebtedness owed by third parties in the amount of $285 million. Fixed charges for these contingent liabilities have not been included in the computations of the above ratios as the amounts are immaterial and, in the opinion of management, it is not probable that our Company will be required to satisfy the guarantees.